As filed with the Securities and Exchange Commission on June 23, 2010
File No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 UNDER THE ACT TO
PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION
57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF THE ACT AND RULE 17d-1
UNDER THE ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS
MEDLEY CAPITAL BDC LLC, MCC ADVISORS LLC, MEDLEY CAPITAL
HOLDINGS LLC, MEDLEY CAPITAL LLC, MEDLEY MACRO FUND
MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY
OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND
LTD, MOF I BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

All Communications, Notices and Orders to:
Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

Copies to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

MEDLEY CAPITAL BDC LLC,
MCC ADVISORS LLC, MEDLEY
CAPITAL HOLDINGS LLC,
MEDLEY CAPITAL LLC,
MEDLEY MACRO FUND
MANAGEMENT LLC, MEDLEY
OPPORTUNITY FUND LP,
MEDLEY OPPORTUNITY FUND
LTD, MEDLEY MACRO FUND
LP, MEDLEY MACRO FUND
LTD, MOF I BDC LLC

375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777

File No. 812-
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER
PURSUANT TO SECTION 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT
AUTHORIZING CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION 57(a)(4) OF
THE ACT AND UNDER SECTION 17(d)
OF THE ACT AND RULE 17d-1 UNDER
THE ACT AUTHORIZING CERTAIN
JOINT TRANSACTIONS.
INTRODUCTION
     The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4):
•	Medley Capital BDC LLC (the “Company”),

•	MCC Advisors LLC, the Company’s investment adviser (“MCC Advisors” or the “Adviser”),

•	MOF I BDC LLC, a wholly-owned subsidiary of the Company (“MOF I BDC”),

[1]	Unless otherwise indicated, all section references herein are to the Act.

[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.

•	Medley Capital Holdings LLC, an entity affiliated with MCC Advisors, (together with all of the Affiliated Investment Advisers (as defined below) that manage Existing Affiliated Funds (as defined below) and any future investment advisers controlling, controlled by, or under common control with Medley Capital Holdings LLC (other than MCC Advisors) that manage Future Affiliated Funds (as defined below), “Medley Management”)),

•	Medley Capital LLC and Medley Macro Fund Management LLC (collectively, the “Affiliated Investment Advisers”), [3]

•	Medley Opportunity Fund LP, Medley Opportunity Fund Ltd., Medley Macro Fund LP and Medley Macro Fund Ltd. (collectively, the “Existing Affiliated Funds” and, together with the Company, MCC Advisors, MOF I BDC and Medley Management, the “Applicants”).
     The relief requested in this application (the “Application”) would allow the Company, the Existing Affiliated Funds, and any other investment fund that the Adviser (or any entity directly or indirectly controlled by the Adviser within the meaning of Section 2(a)(9)) may in the future sponsor or provide with investment management services (collectively, the “Future Affiliated Funds”; and, together with the Existing Affiliated Funds, the “Affiliated Funds”) to co-invest in the same investment opportunities (“portfolio companies” and each such transaction, a “Co-Investment Transaction”), where such co-investments might otherwise be prohibited by Section 57 of the Act, through a proposed co-investment program (the “Co-Investment Program”). Affiliated Funds that have the capacity to, and elect to, co-invest with the Company are referred to as “Participating Funds.”
     All existing entities that currently intend to rely on the Order have been named as Applicants and any future entities that may rely on the Order in the future will comply with its terms and conditions.
I. APPLICANTS
     A. Medley Capital BDC LLC
     The Company will be an externally managed, closed-end, non-diversified management investment company.4 The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its planned initial public offering on May 3, 2010, as amended through its effective date. The Company, which was organized in Delaware on April 23, 2010, will file an election to be regulated as a business development company (“BDC”) under the Act.5 In addition, the Company intends to elect to be

[3]	Affiliated Investment Advisers are domestic limited liability companies and are directly wholly-owned by and directly controlled by, Medley Capital Holdings LLC. Medley Capital LLC, Medley Macro Management LLC and Medley Capital Holdings LLC are exempt from registration under the Investment Advisers Act of 1940.

[4]	As disclosed in the Company’s registration statement, prior to the initial public offering, the Company will restructure as a Delaware corporation.

[5]	Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 375 Park Avenue, Suite 3304, New York, New York 10152.
     The Company’s investment objective is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The Company’s portfolio will generally consist of secured loans, and, to a lesser extent, subordinate loans and equity positions in situations where we they are also a secured lender. The Company seeks to provide customized financing solutions, typically in the form of secured loans to corporate and asset-based borrowers, and may utilize structures such as sale leaseback transactions, direct asset purchases or other hybrid structures that it believes replicate the economics and risk profile of secured loans. The Company may also selectively make subordinated debt and equity investments in borrowers to which they have extended secured debt financing. The Company believes that its proposed investment strategy will allow the Company to generate cash available for distribution to its stockholders and to provide competitive total returns to its stockholders.
     The Company’s business and affairs will be managed under the direction of a board of directors (the “Board”). It is currently expected that the Board will consist of seven members, four of whom will not be “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors”). The Board will delegate daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). MCC Advisors also serves as the Company’s administrator pursuant to an administration agreement.
     B. MOF I BDC LLC
     The Company’s wholly-owned subsidiary, MOF I BDC LLC, a Delaware limited liability company, initially will hold interests in seven loans with a combined fair value of approximately $105 million (the “Loan Assets”). The Loan Assets consist of senior secured loans of Allied Cash Holdings LLC, Aurora Flight Sciences Inc., Bennu Glass, Inc., Geneva Wood Fuels LLC, Sheffield Manufacturing, Inc., Velum Global Credit Management, LLC and Water Capital USA, Inc. As of April 30, 2010, an affiliate of Medley Capital Holdings LLC, Medley Opportunity Fund LP and/or Medley Opportunity Fund Ltd. owned equity interests in six of the seven Loan Assets as follows:
•	Allied Cash Holdings LLC is 60% owned by 4-3 Payday LLC, which is 100% owned by an affiliate of Medley Capital Holdings LLC;

•	An affiliate of Medley Capital Holdings LLC owns 3.1% of the common equity of Aurora Flight Sciences Inc.;

•	Bennu Glass, Inc. is 10% owned by Medley Opportunity Fund LP and 90% owned by Bennu Glass Holdings Ltd., which is owned 100% by Medley Opportunity Fund Ltd.;

•	An affiliate of Medley Capital Holdings LLC owns warrants to purchase 12.6% of the common equity of Geneva Wood Fuels LLC;

•	An affiliate of Medley Capital Holdings LLC owns warrants to purchase 22% of the common equity of Sheffield Manufacturing Inc.; and

•	Medley Opportunity Fund LP owns 100% of 3304 Holdings LLC, which owns 100% of Velum Global Credit Management, LLC.
     C. MCC Advisors LLC
     MCC Advisors, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, will serve as the investment adviser to the Company pursuant to an Investment Management Agreement. Subject to the overall supervision of the Board, the Adviser will manage the day-to-day operations of, and provide investment advisory and management services to, the Company. Under the terms of the Investment Management Agreement, the Adviser will: (i) determine the composition of the Company’s portfolio, the nature and timing of the changes to the Company’s portfolio and the manner of implementing such changes; (ii) identify, evaluate and negotiate the structure of the investments the Company makes (including performing due diligence on the Company’s prospective portfolio companies); (iii) close and monitor the investments the Company makes; and (iv) determine the securities and other assets that the Company will purchase, retain or sell. The Adviser’s services under the Investment Management Agreement will not be exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to the Company.
     Pursuant to the administration agreement, MCC Advisors will furnish the Company with office equipment and clerical, bookkeeping and record keeping services at the Company’s office facilities. Under the administration agreement, MCC Advisors will also perform, or oversee the performance of, the Company’s required administrative services, which include, among other things, provide assistance in accounting, legal, compliance, operations, technology and investor relations. MCC Advisors will be responsible for the financial records that the Company is required to maintain and will prepare reports to the Company’s stockholders and reports filed with the Commission. In addition, MCC Advisors will assist the Company in determining and publishing the Company’s net asset value, oversee the preparation and filing of the Company’s tax returns and the printing and dissemination of reports to the Company’s stockholders, and generally oversee the payment of the Company’s expenses and the performance of administrative and professional services rendered to the Company by others.
     The Affiliated Investment Advisers currently serve as investment advisers to the Existing Affiliated Funds. After the Company commences operations, it may seek to co-invest with the Existing Affiliated Funds. Additionally, MCC Advisors or an affiliate may serve as investment adviser to Future Affiliated Funds. Any such Future Affiliated Fund may seek to co-invest with the Company and Existing Affiliated Funds at that time.

     D. Existing Affiliated Funds
     Medley Opportunity Fund LP
     Medley Opportunity Fund LP is a Delaware limited partnership. Medley GP LLC, a Delaware limited liability company, is the general partner of Medley Opportunity Fund LP and Medley Capital LLC is the investment adviser for Medley Opportunity Fund LP. Andrew Fentress, Brook Taube and Seth Taube (the “Principals”) are the managing members of Medley GP LLC and Medley Capital LLC. Medley GP LLC is responsible for managing the business of Medley Opportunity Fund LP. Medley Capital LLC is responsible for investment advisory services for Medley Opportunity Fund LP. Medley Capital LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
     The investment strategy of Medley Opportunity Fund LP is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund LP is similar to the investment strategy of Medley Capital BDC.
     Medley Opportunity Fund Ltd.
     Medley Opportunity Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Capital LLC is the investment adviser for Medley Opportunity Fund Ltd. The Principals are the managing members of Medley Capital LLC. Medley Capital LLC is responsible for management and operations of Medley Opportunity Fund Ltd. Medley Capital LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
     The investment strategy of Medley Opportunity Fund Ltd. is to generate current income and capital appreciation by lending directly to privately-held middle market companies. The investment strategy of Medley Opportunity Fund Ltd. is similar to the investment strategy of Medley Capital BDC.
     Medley Macro Fund LP
     Medley Macro Fund LP is a Delaware limited partnership. Medley Macro Fund LP invests substantially all of its assets through a “master-feeder” fund structure and is a shareholder in Medley Macro Master Fund Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund GP LLC, a Delaware limited liability company, is the general partner of Medley Macro Fund LP and is responsible for managing the business of Medley Macro Fund LP. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of the Medley Macro Fund GP LLC. Medley Macro Fund Management LLC, a Delaware limited liability company, is the investment manager of Medley Macro Fund LP and Medley Macro Master Fund Ltd. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of Medley Macro Fund Management LLC. Medley Macro Fund Management LLC is responsible for investment advisory services. Medley Macro Fund Management LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.

     The investment objective of Medley Macro Fund LP, through its investment in Medley Macro Master Fund Ltd., is to deliver superior risk adjusted returns with an absolute return orientation.
     Medley Macro Fund Ltd.
     Medley Macro Fund Ltd. is an exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund Ltd. invests substantially all of its assets through a “master-feeder” fund structure and is a shareholder in Medley Macro Master Fund Ltd., exempted company incorporated and existing under the laws of the Cayman Islands. Medley Macro Fund Management LLC, a Delaware limited liability company, is the investment manager of Medley Macro Fund Ltd. and Medley Macro Master Fund Ltd. Medley Capital LLC and certain senior portfolio managers of Medley Macro Master Fund Ltd. are the managing members of Medley Macro Fund Management LLC. Medley Macro Fund Management LLC is responsible for certain administrative and investment advisory services. Medley Macro Fund Management LLC and MCC Advisors are under common control of Medley Capital Holdings LLC.
     The investment objective of Medley Macro Fund Ltd., through its investment in Medley Macro Master Fund Ltd., is to deliver superior risk adjusted returns with an absolute return orientation.
     Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7) of the Act.
     Any of the Existing Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act to the extent that the Existing Affiliated Fund may be deemed to be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company.
II. RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS
     A. Co-Investment in Portfolio Companies by the Company and the Affiliated Funds
     It is anticipated that the Company will co-invest in portfolio companies with other Affiliated Funds managed by the Affiliated Investment Advisers. The Adviser and the Company believe that determining the allocation of a co-investment opportunity based on a pro rata share of the capital available for investment by the Company and the Participating Funds provides for the equitable allocation of co-investments and takes into account the current capacity of the Company and Participating Funds to make the type of investment presented by the co-investment opportunity.
          1. Reasons for Co-Investing
     It is anticipated that co-investment in portfolio companies by the Company and the Affiliated Funds should increase the number of favorable investment opportunities for the

Company. The Co-Investment Program will be implemented if it is approved by a Required Majority (as defined below).
     The Adviser expects that co-investment by the Company and the Affiliated Funds will provide the Company with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Participating Funds co-invest.
     In those situations where the Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds as investing partners of the Company may alleviate that necessity in certain circumstances.
     The Company may have to forego some investment opportunities if it cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser as a result of the Company’s inability to commit the entire amount of financing required by the portfolio company in a timely manner. By reducing the number of instances in which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndicated financing with unaffiliated entities, the Company will likely be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.
     The Adviser and the Board of the Company believe that it would be desirable for the Company to co-invest with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.
     Certain transactions effected as part of the Co-Investment Program may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Affiliated Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Because an Affiliated Investment Adviser is the investment adviser to each of the Affiliated Funds, the Company and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3) to the extent the Funds may be deemed to be controlled by or under common control with the Adviser. Consequently, an Affiliated Fund could be deemed to be a person related to the Company in a manner described by Section 57(b), and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.
     At least quarterly, the Board of the Company will review the rationale for the Company’s Co-Investment Program and evaluate whether the program remains important to the Company.
          2. Mechanics of the Co-Investment Program
     In selecting investments for the Company, the Adviser will consider the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to the Company. Similarly, in selecting investments for the Affiliated Funds, the

Affiliated Investment Adviser will choose investments separately for each entity, considering, in each case, the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to that particular investing entity. The Adviser expects that any portfolio company that is an appropriate investment for the Company should also be an appropriate investment for one or more Affiliated Funds, with certain exceptions based on available capital or diversification.
     Under the Co-Investment Program, co-investment among the Company and one or more Affiliated Funds would be the norm. Each co-investment would be allocated by the Adviser and the Affiliated Investment Adviser between the Company, on the one hand, and the Participating Funds, on the other hand. Each transaction and the proposed allocation of each investment opportunity would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o)) (the “Required Majority”). “Required Majority” refers to both a majority of the Company’s directors or general partners who have no financial interest in such transaction, plan, or arrangement and a majority of such directors or general partners who are not interested persons of such company.
     All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this policy.
     The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to the purchase by the Participating Funds.
     Co-investment opportunities are to be allocated to the Company either (a) based on the size recommended by the Adviser based on the Company’s available capital and the investment’s attributes consistent with the Adviser’s allocation policy (the “Recommended Amount”), or (b) if the size of the investment available is smaller than the sum of the Recommended Amounts for the Company and the Participating Funds, pro rata based on the capital available for the type of investment by the Company and the Participating Funds. The amount of the Company’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Company’s Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations..
     B. Applicable Law
          1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder
     Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.
     In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
          2. Section 57(b) of the 1940 Act and Rule 57b-1 thereunder
     Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.
     Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
     Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

     Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.
     C. Need for Relief
     Certain transactions effected as part of the Co-Investment Program may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Because an Affiliated Investment Adviser is the investment adviser to each of the Affiliated Funds, the Company and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3) to the extent the Affiliated Funds may be deemed to be controlled by or under common control with the Adviser. Thus, an Affiliated Fund could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore subject to the restrictions of Section 57(a)(4) and Rule 17d-1 in connection with its participation in the Co-Investment Program.
     D. Requested Relief
     Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with the Company in the Co-Investment Program.
     E. Precedents
     The Commission has granted co-investment relief on numerous occasions in recent years.6 Although the various precedents may involve somewhat different allocation formulae,

[6]	Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (October 21, 2009) (order), Release No. IC-28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC-24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC-23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (December 18, 1998) (order), Release No. IC-23573 (November 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (November 3, 1998) (order), Release No. IC-23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (November 18, 1997) (order), Release No. IC-22864 (October 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812-10354), Release No. IC-22428 (December 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812-10082), Release No. IC-22130 (August 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812-9786), Release No. IC-21898 (April 16, 1996) (order), Release No. IC-21836 (March 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (December 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAAC Private Equities Inc. (File No. 812-9028), Release No. IC-20887 (February 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (November 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (April 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (April 18, 1991) (order), Release No. IC-18058 (March 21, 1991) (notice); Equitable Capital, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009 and Gladstone Capital Corporation and its affiliates, for which an order was granted on November 22, 2005.7
     F. Applicants’ Legal Arguments
     Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
     Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, and other protective conditions set forth in this Application will ensure that the Company will be treated fairly.
     The conditions to which the requested relief will be subject are designed to ensure that the Adviser or the principals of the Adviser would not be able to favor the Affiliated Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Affiliated Funds as opportunities arise.

Partners, L.P. (File No. 812-7328), Release No. IC-17925 (December 31, 1990) (order), Release No. IC-17894 (December 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire Partners III, L.P. (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P. (File No. 812-7133), Release No. IC-17123 (September 1, 1989) (order), Release No. IC-17101 (August 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc. (File No. 812-7024), Release No. IC-16841 (February 27, 1989) (order), Release No. IC-16774 (January 24, 1989) (notice).

[7]	See note 7, supra.

     Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.
     G. Conditions
     The Company and the Adviser will implement a Co-Investment Program that shall be subject to the following conditions:
     1. On each occasion that the Adviser considers an investment for the Company and an Affiliated Investment Adviser makes a determination for an Existing Affiliated Fund, the Adviser will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.
     2. (a) If the Adviser deems the Company’s participation in any such investment opportunity to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.
     (b) If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and the Participating Funds’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Company’s and any Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and diversification requirements and other investment policies and restrictions set by the Company’s Board, or an Affiliated Fund’s directors, general partners or adviser, or imposed by applicable laws, rules, regulations or interpretations. The Adviser will provide the Required Majority with information concerning each Participating Fund’s available capital to assist the Required Majority with their review of the Company’s investments for compliance with these allocation procedures.
     (c) After making the determinations required in conditions 1 and 2(a), the Adviser will convey written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each Participating Fund, to the Independent Directors for their consideration. The Company will co-invest with an Affiliated Fund only if, prior to the Company’s and the Participating Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:
               (i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;
               (ii) the transaction is consistent with

                    (A) the interests of the stockholders of the Company; and
                    (B) the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);
               (iii) the investment by the Participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any Participating Fund; provided, that if any Participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if
                    (A) the Required Majority shall have the right to ratify the selection of such director or board observer, if any, and
                    (B) the Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and
               (iv) the proposed investment by the Company will not benefit the Adviser or the Fund or any affiliated person of either of them (other than the Company and any Participating Fund), except to the extent permitted under Sections 17(e) and 57(k) of the Act.
     3. The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.
     4. The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter that fell within the Company’s then-current investment objectives that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.
     5. Except for follow-on investments made pursuant to condition 8 below, the Company and each Fund will not invest in any portfolio company in which any Fund or any affiliated person of a Fund is an existing investor.
     6. The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for the Participating Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A) and (B) are met.
     7. If any of the Participating Funds elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired by the Company and such Fund in a Co-Investment Transaction, the Adviser will:
     (a) Advise the Company of the proposed disposition at the earliest practical time; and
     (b) formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Independent Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Participating Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and each of the Participating Funds will bear its own expenses in connection with any such disposition.
     8. If any Affiliated Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Affiliated Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:
     (a) notify the Company of the proposed participation in the follow-on investment at the earliest practical time; and
     (b) formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Independent Directors.
     The Independent Directors will make their own determination with respect to follow-on investments. To the extent that:
               (i) the amount of a follow-on investment is not based on the Company’s and the Fund’s initial investments; and
               (ii) the aggregate amount recommended by the Adviser to be invested by the Company in such follow-on investment, together with the amount proposed to be invested by the Participating Fund in the same transaction, exceeds the amount of the follow-on investment opportunity, the amount invested by each party will be allocated among them pro rata based on the ratio of each party’s available capital to the aggregated available capital of all parties, up to the maximum amount to be invested by each. The Company will participate in such investment to the extent that the Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

     9. The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by any Affiliated Funds which the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness of the standards established for co-investments by the Company, including whether the use of the standards continues to be in the best interests of the Company and its shareholders and does not involve overreaching on the part of any person concerned.
     10. The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).
     11. No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds.
     12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under its investment advisory agreements with the Company and Participating Funds, be shared by the Company and the Participating Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.
     13. Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 17(e)(2) of the Act) received in connection with a Co-Investment Transaction will be distributed to the Company (or wholly-owned subsidiary of the Company) and the Participating Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Company (or a wholly-owned subsidiary of the Company) or the Participating Funds pending consummation of the transaction, the fee will be deposited into an account maintained by the Company (or a wholly-owned subsidiary of the Company) or the Participating Fund, as applicable, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company (or a wholly-owned subsidiary of the Company) and the Participating Funds based on the amount they invest in such Co-Investment Transaction. None of the Participating Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) investment advisory fees paid in accordance with investment advisory agreements with the Company and the Participating Funds) as a result of or in connection with a Co-Investment Transaction.
III. PROCEDURAL MATTERS
     A. Communications
     Please address all communications concerning this Application and the Notice and Order to:

Brook Taube
Medley Capital BDC LLC
375 Park Avenue, Suite 3304
New York, NY 10152
(212) 759-0777
     Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:
James R. Tanenbaum
Anna T. Pinedo
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 468-8000

     B. Authorization
     Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolution duly adopted by the sole member on June 23, 2010 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 57(i) of the Act and Rule 17d-1 under the Act, for an order authorizing certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.
     All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 23rd day of June, 2010.

MEDLEY CAPITAL BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

MEDLEY CAPITAL HOLDINGS LLC, MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND LTD, MOF I BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
Authorized Person

VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated June 23, 2010, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

MEDLEY CAPITAL BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Chief Executive Officer

MCC ADVISORS LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
	Title:	Manager

MEDLEY CAPITAL HOLDINGS LLC, MEDLEY CAPITAL LLC, MEDLEY MACRO FUND MANAGEMENT LLC, MEDLEY OPPORTUNITY FUND LP, MEDLEY OPPORTUNITY FUND LTD, MEDLEY MACRO FUND LP, MEDLEY MACRO FUND LTD, MOF I BDC LLC
By:	/s/ Brook Taube
	Name:	Brook Taube
Authorized Person

EXHIBIT A
Resolution of the Sole Member of
MEDLEY CAPITAL BDC LLC
     RESOLVED, that the sole member of the Company is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole member (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.
(Adopted on June 23, 2010)